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                          May 13, 2022

       Jonathan Drachman
       Chief Executive Officer
       Neoleukin Therapeutics, Inc.
       188 East Blaine Street, Suite 450
       Seattle, WA 98102

                                                        Re: Neoleukin
Therapeutics, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 9, 2022
                                                            File No. 333-264803

       Dear Mr. Drachman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Julia Forbess, Esq.